UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SpectRx, Inc. (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
847635109 (CUSIP Number)
Jose M. de Lasa, 100 Abbott Park Road Abbott Park, Illinois 60064-6049; Phone (847) 937-8905 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 847635109	13D

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person
Abbott Laboratories IRS Identification No. 36-0698440

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
OO (see Item 3 below)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
1,185,566

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
1,185,566

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,185,566

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)
10.7% (see Item 5 below)

(14)	Type of Reporting Person (See Instructions)
CO

Page 2 of 3 Pages

    The following information amends and supplements the Schedule 13D filed on July 16, 1997 (the "Schedule 13D"), the First Amendment to the Schedule 13D filed on July 17, 2001 (the "First Amendment"), and the Second Amendment to the Schedule 13D filed on September 17, 2001 (the "Second Amendment"). Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the First Amendment.

Item 3. Source and Amount of Funds or Other Consideration

    The Second Amendment reported Abbott's agreement to purchase additional shares of Common Stock. Pursuant to that agreement, Abbott has made a payment of $1,000,000 for 126,199 shares of Common Stock of the Issuer (the "Shares"). The source of funds for the Shares is Abbott's general assets.

Item 5. Interest in Securities of the Issuer

    (a)  Abbott may be deemed to be the benefical owner of the Shares of Common Stock to which the Initial Shares and the Additional Shares (as described in the First Amendment) may be converted. Because the conversion price is subject to change, as more fully described in Item 6 of the First Amendment, the actual amount of Common Stock obtained upon conversion may differ from this number. Subject to the foregoing, the shares received upon conversion, together with the Shares and the 500,143 shares of Common Stock described in the Schedule 13D, represent approximately 10.7% of the total outstanding shares of Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended June 30, 2001.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
Dated: October 2, 2001	By:	/s/ THOMAS C. FREYMAN
Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer

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